SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 2007

BAYTEX ENERGY TRUST
(Translation of registrant’s name into English)

2200, 205 - 5TH AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 2V7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

Exhibit No.	Document
1. 99.1	Notice of Meeting and Management Information Circular-Proxy Statement
2. 99.2	Form of Proxy
3. 99.3	Voting Direction For Holders of Exchangeable Shares of Baytex Energy Ltd.
4. 99.4	Financial Statement Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST         (Registrant)

By: Baytex Energy Ltd.

/s/ W. Derek Aylesworth
              Name: W. Derek Aylesworth
              Title:   Chief Financial Officer

Dated: April 19, 2007